EXHIBIT 99.1

BCE Place, 181 Bay Street Suite 3820, Box 800 Toronto, Ontario, Canada M5J 2T3

Tel: 416 682 8600
Fax: 416 364 5491
April 27, 2006
Dear Shareholder:
On behalf of the Board of Directors, I would like to invite you to Trizec Canada Inc.’s Annual and Special Meeting of Shareholders. The Meeting will be held at 10:00 a.m. on Thursday, May 25, 2006 in the Patty Watt Room at the Design Exchange, 234 Bay Street, Toronto, Ontario.
We have enclosed the Notice of the Meeting, the Management Information Circular, the form of proxy and Trizec Canada’s 2005 Annual Report. The Management Information Circular describes the resolutions that will be voted on at the meeting.
We would appreciate your returning the signed Proxy to ensure that your vote is recorded. We hope that we will have the opportunity to welcome you to this year’s annual meeting.
Sincerely,
/s/ Peter Munk
Peter Munk
Chairman

Notice of Annual and Special Meeting of Shareholders
     NOTICE is hereby given that the Annual and Special Meeting of the shareholders of Trizec Canada Inc. will be held in the Patty Watt Room at the Design Exchange, 234 Bay Street, Toronto, Ontario on Thursday, the 25th day of May, 2006 commencing at the hour of 10:00 a.m. for the following purposes:
1.	To receive the report of the directors, including the consolidated financial statements of the Corporation for the year ended December 31, 2005 and the auditors’ report thereon;

2.	To elect directors;

3.	To appoint auditors and authorize the directors to fix their remuneration;

4.	To confirm By-law No. 1 of the Corporation; and

5.	To transact such other business as may properly be brought before the Meeting and any postponement or adjournment or adjournments thereof.
     Only shareholders of record at the close of business on April 18, 2006, the Record Date for the Meeting, are entitled to notice of, and to vote at, the Meeting and any postponement or adjournment thereof.
DATED at Toronto, Ontario, this 27th day of April, 2006.
By Order of the Board of Directors,
/s/ Colin Chapin
COLIN J. CHAPIN
Corporate Secretary
Proxies will be counted and tabulated by CIBC Mellon Trust Company, the Corporation’s registrar and transfer agent, in such a manner as to protect the confidentiality of how a particular shareholder votes except where they contain comments clearly intended for management, in the case of a proxy contest or where it is necessary to permit management or the Board of Directors to discharge their legal obligations to the Corporation or its shareholders.
181 Bay Street • BCE Place • Suite 3820 • Toronto, Ontario, Canada M5J 2T3
Telephone: 416 682 8600 • Facsimile: 416 364 5491 • Website: www.trizeccanada.com

MANAGEMENT INFORMATION CIRCULAR
Solicitation of Proxies
     This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Trizec Canada Inc. (the “Corporation” or “Trizec Canada”) for use at the Annual and Special Meeting of Shareholders (or any postponements or adjournments thereof) of the Corporation (the “Meeting”) to be held at 10:00 a.m. on May 25, 2006 in the Patty Watt Room, at the Design Exchange, 234 Bay Street, Toronto, Ontario for the purposes set forth in the accompanying Notice of Meeting. The solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Corporation, for which no additional compensation will be paid. The cost of preparing, assembling and mailing this Circular, the Notice of Meeting, the form of proxy and any other material relating to the Meeting has been or will be borne by the Corporation. The Corporation will reimburse brokers and other entities for costs incurred by them in mailing soliciting materials to the beneficial owners of shares. It is anticipated that copies of this Circular and the form of proxy will be distributed to shareholders on or about April 27, 2006. Unless otherwise indicated, the information in this Circular is given as at March 27, 2006.
     To be effective, proxies must be received either by mail or delivery addressed to CIBC Mellon Trust Company, Proxy Department, 200 Queen’s Quay East, Unit 6, Toronto, Ontario M5A 4K9 or by facsimile to CIBC Mellon Trust Company at (416) 368-2502, in each case prior to 5:00 p.m. (Toronto time) on May 24, 2006 or be presented at the Meeting prior to being voted at the Meeting, or any postponement or adjournment thereof.
Appointment of Proxyholder
     A shareholder has the right to appoint a person (who need not be a shareholder) to represent the shareholder at the Meeting other than the persons designated in the accompanying form of proxy. Such right may be exercised by inserting the name of such person in the blank space provided in the form of proxy.
Revocation of Proxy
     In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke the proxy by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing at the executive offices of the Corporation at BCE Place, 181 Bay Street, Suite 3820, Box 800, Toronto, Ontario, Canada, M5J 2T3 addressed to the attention of the Corporate Secretary, at any time up to and including the last business day preceding the day of the Meeting, or any postponement or adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting or any postponement or adjournment thereof, prior to being voted at the Meeting, or any postponement or adjournment thereof.

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Exercise of Vote by Proxy
     Shares represented by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, shares represented by properly executed proxies will be voted accordingly. If no choice is specified with respect to any such matter, the persons designated in the accompanying form of proxy will vote in favour of items 2, 3 and 4 as set out in the Notice of Meeting. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than the matters referred to in the Notice of Meeting.
Description of Multiple Voting Shares and Subordinate Voting Shares
     As at March 31, 2006, 52,400,097 Subordinate Voting Shares and 7,522,283 Multiple Voting Shares were issued and outstanding. The articles of the Corporation, as amended (the “Articles”), provide that the Multiple Voting Shares of the Corporation carry 50 votes per share and that the Subordinate Voting Shares of the Corporation carry one vote per share. Peter Munk, the Chairman and Chief Executive Officer and a director of the Corporation, beneficially owns or exercises control or direction over all of the outstanding Multiple Voting Shares and 1,972,435 Subordinate Voting Shares of the Corporation, representing approximately 88.23% of the votes attached to all outstanding voting shares of the Corporation. Pursuant to the Trust Agreement described below, Mr. Munk has agreed not to vote more than that number of Multiple Voting Shares carrying votes, in the aggregate, which represent a simple majority of all votes entitled to be cast on the matter by all holders of voting securities of Trizec Canada in the aggregate.
     The rights attaching to the Multiple Voting Shares are subject to the limitations contained in the Articles. These include a provision that Multiple Voting Shares will convert automatically into Subordinate Voting Shares if, during the time when Mr. Munk is a director of the Corporation, they are transferred, except in the case of (i) a transfer to a member of Mr. Munk’s immediate family or a corporation owned by them, provided that the transferee is a Canadian (as that term is defined in the Investment Canada Act) and Mr. Munk or his immediate family beneficially own a majority of the Multiple Voting Shares, or (ii) a transfer to a purchaser who has offered to purchase each of the outstanding Subordinate Voting Shares for consideration identical to that offered for each of the Multiple Voting Shares and who thereafter would own a majority of the Multiple Voting Shares. Furthermore, upon Mr. Munk ceasing to be a director of the Corporation, the Multiple Voting Shares, including any that may have been transferred to a Canadian member of Mr. Munk’s immediate family, will convert automatically into Subordinate Voting Shares unless the Multiple Voting Shares are then held by a person who, at the time of acquiring the Multiple Voting Shares, made an offer to purchase each of the outstanding Subordinate Voting Shares for consideration identical to that offered for each of the Multiple Voting Shares. The Multiple Voting Shares are convertible into Subordinate Voting Shares, in the foregoing circumstances and at the option of the holder, on the basis of one Subordinate Voting Share for each Multiple Voting Share converted.
Trust Agreement
Under a trust agreement (the “Trust Agreement”) dated April 23, 2002 between P.M. Capital Inc. (“PM Capital”), a corporation wholly-owned by Mr. Munk which holds all of the issued and outstanding Multiple Voting Shares, Mr. Munk, the Corporation and CIBC Mellon Trust Company, as trustee, PM Capital has agreed not to vote more than that number of Multiple Voting Shares carrying votes, in the aggregate, that represent a simple majority of all votes entitled to be cast on the matter by all holders of voting securities of Trizec Canada in the aggregate.

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     Pursuant to the Trust Agreement, PM Capital has agreed not to sell any Multiple Voting Shares under circumstances in which securities legislation would require the same offer or a follow-up offer to be made to holders of Subordinate Voting Shares if the sale by PM Capital was a sale of Subordinate Voting Shares, unless a concurrent offer, identical in all material respects, is made to each holder of Subordinate Voting Shares to purchase the same percentage of Subordinate Voting Shares as is being offered to be purchased from each holder of Multiple Voting Shares to whom the offer is being made.
Quorum and Record Date
     The presence, in person or by proxy, of holders of at least 50% of the total number of issued and outstanding voting shares is necessary for a quorum at the Meeting. The board of directors of the Corporation (the “Board of Directors”) has fixed the close of business on April 18, 2006 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive notice of, and to vote at, the Meeting. The failure of any shareholder to receive notice of the Meeting does not deprive the shareholder of a vote at the Meeting.
Principal Holders of Voting Securities
     The following table shows each person who, to the knowledge of the Corporation, its directors or officers, beneficially owns, directly or indirectly, or exercises control or direction over, in excess of 10% of any class of voting securities of the Corporation:

Name and Address		Number of	Percentage
of Beneficial Owner	Class of Shares	Shares Held	of Class

Peter Munk	Multiple Voting Shares	7,522,283(1)	100.0%
c/o Trizec Canada Inc.	Subordinate Voting Shares	1,972,435(1)	3.8%
BCE Place, 181 Bay Street Suite 3820, Box 800 Toronto, ON M5J 2T3

Canada Pension Plan Investment Board	Subordinate Voting Shares	17,916,790(2)	34.2%
1 Queen Street East Suite 2700, P.O. Box 101 Toronto, ON M5C 2W5

Millenium Partners, L.P.	Subordinate Voting Shares	6,215,100(3)	11.9%
666 Fifth Avenue, 8th Floor New York, NY 10103-0899

Notes:

(1)	See Note 8 under “Election of Directors”.

(2)	Based on Schedule 13G filed by Canada Pension Plan Investment Board with the Securities and Exchange Commission on February 10, 2006.

(3)	Based on insider report filed by Millenium Partners on SEDI (System for Electronic Disclosure by Insiders) on March 13, 2006.

Trizec Canada Inc.	3

ELECTION OF DIRECTORS
     The Board of Directors currently consists of six directors. The directors have determined to ask the shareholders to elect six directors at the Meeting.
     The persons listed in the following table are the nominees proposed by the Board of Directors for election to hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. Unless authority to do so is withheld, proxies given pursuant to this solicitation by the management of the Corporation will be voted for the election of such nominees as directors. Although the Board of Directors is not aware of any nominee who would be unable to serve if elected, if any nominee should for any reason be unable to serve as a director of the Corporation, the persons named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.
     The following table and the notes thereto indicate the name of each person nominated by management for election as a director, the period during which he has served as a director of the Corporation, all other major positions and offices with the Corporation or any of its significant affiliates currently held by him, his present principal occupation, and the approximate number of shares of the Corporation beneficially owned by him or over which he exercises control or direction as at March 27, 2006.

		Number and Class of Shares(1)
Name, Principal Occupation and Major Positions	Municipality	Subordinate		Multiple		Number of Securities of
And Offices with Trizec Canada (and Trizec Hahn Corporation)	Of Residence	Voting Shares		Voting Shares		Trizec Properties, Inc.(1)
(and year person became a director)

Nominees for Election

Howard L. Beck (1990-1996, 1997-2002, 2002-2003)(2)(3)(4)(6)	Toronto,	49,353		—		6,250	(5)
Corporate Director	Ontario

C. William D. Birchall (1987-2002, 2002-2003)(2)(6)	Toronto,	1,602,500		—		—
Corporate Director	Ontario

Dr. Alan R. Hudson (2003)(3)(4)(6)	Toronto,	3,500	(7)	—		—
Lead, Access to Services and Wait Times Strategy	Ontario
Health Results Team Ontario Ministry of Health and Long-term Care (provincial wait times strategy)

Donald L. Lenz (2003)(3)(4)	Toronto,	2,000		—		—
Managing Director of Newport Partners LP	Ontario
(personal and corporate wealth managers)

Peter Munk (1987-2002, 2002-2003)(2)(6)	Toronto,	1,972,435	(8)	7,522,283	(8)	350,000	(5)
Chairman and Chief Executive Officer	Ontario
Chairman of Trizec Properties, Inc. Chairman of Barrick Gold Corporation (gold mining company)

Robert B. Wickham (2003)(6)	Oakville,	2,000		—		—
President	Ontario

Notes:

(1)	The information as to shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(2)	The period ending 2002 reflects membership on the board of directors of Trizec Hahn Corporation (“TrizecHahn”).

(3)	Member of Audit Committee.

(4)	Member of Compensation, Corporate Governance and Nominating Committee.

(5)	Represent Trizec Properties, Inc. warrants, as more fully described at page 11.

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(6)	Except as follows, the nominees have been engaged in their principal occupations set out above or in other capacities with their present employer for the past five years:

•	Mr. Beck was Chairman of Wescam Inc., a designer and manufacturer of image systems, until November 2002.

•	Mr. Birchall was Vice Chairman of TrizecHahn until May 2002.

•	Dr. Hudson chaired the Cancer Service Implementation Committee, an advisor to the Ontario Minister of Health on the Ontario cancer care program from June 2000 to April 2002; from April 2002 to September 2004, Dr. Hudson was President and CEO of Cancer Care Ontario.

•	Mr. Munk was President of the Corporation from March 2002 to December 2004.

•	Mr. Wickham was Senior Vice President and Treasurer of TrizecHahn until February 2000 and Senior Vice President, Finance until May 31, 2001. For a brief period from June 2001 through April 2002, he provided services to TrizecHahn as a consultant. From March 2002 to December 2004, Mr. Wickham was Senior Vice President, Chief Financial Officer and Corporate Secretary of the Corporation.

(7)	Dr. Hudson’s holdings include 3,500 Subordinate Voting Shares owned by family members.

(8)	Mr. Munk’s holdings include 1,972,435 Subordinate Voting Shares and 7,522,283 Multiple Voting Shares owned through PM Capital. Mr. Munk’s Multiple Voting Shares are convertible into Subordinate Voting Shares, at his option, on the basis of one Subordinate Voting Share for each Multiple Voting Share converted. See “Description of Multiple Voting Shares and Subordinate Voting Shares” and “Trust Agreement”.
STATEMENT ON CORPORATE GOVERNANCE PRACTICES
     The Corporation is primarily engaged in the U.S. real estate business through its indirect 38% interest in Trizec Properties, Inc. (“Trizec Properties”). In addition, by virtue of the Corporation’s ownership of all of the Trizec Properties’ special voting stock, the Corporation controls a majority of the votes in elections of Trizec Properties’ board of directors. Trizec Properties has adopted its own corporate governance practices. Its Board of Directors, Committees and management act independent of Trizec Canada.
     The Board of Directors of the Corporation (the “Board”) has adopted corporate governance practices considered appropriate to the Corporation’s business and operations, after careful consideration of National Policy 58-201 Corporate Governance Guidelines, a series of guidelines for effective corporate governance. National Instrument 58-101 Disclosure of Corporate Governance Practices mandates disclosure of corporate governance practices, which disclosure is set out below.
Composition of the Board
     On the recommendation of the Compensation, Corporate Governance and Nominating Committee (the “Compensation Committee”), the Board has determined that it should be comprised of six directors, which was the case throughout 2005. The Board believes that the number of directors is appropriate because it provides the Corporation with the benefit of the judgment of individuals with broad experience relevant to the Corporation’s activities.
Independence of Members of the Board
     National Policy 58-201 recommends that a board of directors be constituted with a majority of independent directors. The Board considers three directors, Howard L. Beck, Dr. Alan R. Hudson and Donald L. Lenz, independent according to the definition of “independence” set out in Multilateral Instrument 52-110 Audit Committees (“MI52-110”) as it applies to board of directors. Robert B. Wickham, who is a member of management, C. William D. Birchall, who provides consulting services to the Corporation and Peter Munk, who is a member of management and a significant shareholder, are not considered independent directors under MI52-110.
     The Corporation presently does not have an independent Lead Director. In order to facilitate independent judgment in carrying out the responsibilities of the Board, the independent directors are able to meet at any time without any members of management, including the non-independent directors, being present. Such meetings are

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chaired by the Chairman of the Audit Committee and Compensation Committee. For the last fiscal year, three such meetings were held. Further supervision is performed through the Audit Committee, which is composed entirely of independent directors who meet with the Corporation’s auditors without management being in attendance.
Chairman of the Board
     Meetings of Board of Directors are chaired by the Chief Executive Officer of the Corporation, Mr. Peter Munk, who is not an independent director. The Board of Directors believes that setting the agenda and ensuring that the relevant information is made available to the Board of Directors, a key element for an efficient corporate governance practice, is best served by a person who has intimate knowledge of the Corporation and its business. The Chairman provides appropriate insight to the Board on the management of the ongoing business and affairs of the Corporation, which fosters and supports ethical and responsible decision making. The Chairman also provides the principal point of contact, and facilitates effective interaction, between management and the board. It is the view of the Board of Directors that it derives substantial advantages from having Mr. Munk as its Chairman and that its independence is not prejudiced (see also “Independence of Members of the Board” above).
Board Operations
     The Board is in a position to conduct its meetings and make appropriate decisions effectively and efficiently. Financial and other information that is important to the understanding of agenda items is made available to directors several days before scheduled Board meetings to facilitate directors’ preparation for meetings. The directors are expected, subject to scheduling conflicts, to participate at all meetings of the Board and of Committees on which they sit. Directors are asked to notify the Corporation if they are unable to attend, and attendance at meetings is duly recorded. Apart from the President and Chief Executive Officer, who are both members of the Board and participate as such, the Board invites members of management to attend parts of Board meetings for reporting and informational purposes.
     Since the beginning of the fiscal year ended December 31, 2005, the Board of Directors held eleven meetings. Howard Beck, William Birchall, Donald Lenz, Peter Munk and Robert Wickham each attended eleven meetings and Dr. Alan Hudson attended ten meetings.
     The following directors are currently directors of other companies that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Name of Director	Issuer
Howard Beck	Barrick Gold Corporation
Cineplex Galaxy Income Fund

William Birchall	Barrick Gold Corporation
Rogers Communications Inc.

Donald Lenz	DataMirror Corporation
Mad Catz Interactive Inc.
Brompton EWI Management Limited
Brompton Energy Trust Management Limited
Brompton Split Banc. Corp.
ENMAX Corporation
The Laidlaw Foundation

Peter Munk	Barrick Gold Corporation
Trizec Properties, Inc.

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Position Descriptions
     The Board has not developed written position descriptions for the chair of the Board and the chair of each Board committee. The Board believes that the chair of the Board is guided by the Board mandate in performing his duties, and the chair of each Board committee is guided by the relevant committee charter.
     The Board has not developed a written position description for the Chief Executive Officer. Pursuant to the May 2002 Plan of Arrangement, Trizec Canada’s activities, not related to Trizec Properties, are restricted to the optimization and monetization of its assets and the management of its liabilities (“net other assets”). In accordance with these restrictions, the ongoing business of the Corporation is primarily focused on maximizing net other assets and preparing for anticipated shareholder redemptions in 2007 and beyond. In the context of the nature of the Corporation’s operations, the role and responsibilities of the Chief Executive Officer are well understood.
Mandate of the Board
     The Board has responsibility for the stewardship of the Corporation. The Board monitors the financial performance of the Corporation and approves all significant strategic decisions with a view to enhancing shareholder value. The Corporation’s management participates in determining the strategic direction of its operating companies by developing a budget and business plan for presentation to the Board. The Board receives reports on the operations of its subsidiaries and of Trizec Properties. The Board requires management to keep it apprised of all significant developments and risks affecting the Corporation and its businesses. The Board has adopted a written mandate setting out its duties and responsibilities. The full mandate is set out in Schedule A to this Circular and is available in the Corporate Governance section of Trizec Canada’s website at www.trizeccanada.com. The Board is satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to manage or supervise the business and affairs of the Corporation.
Orientation and Education
     While the Corporation does not have formal orientation and training programs, new Board members are provided with: access to recent publicly filed documents of the Corporation and the its internal financial information; access to management and external advisors; a summary of significant corporate and securities responsibilities; and information on the activities of the Corporation and its subsidiaries on an ongoing basis. Regular communications between senior management, auditors, external advisors and the current directors also assist in the ongoing education of the directors.
Ethical Business Conduct
     The Corporation has adopted a Code of Ethics (the “Code”) which applies to all directors, officers (including the Chief Executive Officer, President and Chief Financial Officer) and employees of the Corporation. It has always been the policy of the Corporation that all its activities be conducted with the highest standards of honesty and integrity and in compliance with all legal requirements. The Code formally sets out standards for behaviour and practice and requires all directors, officers and employees to indicate their familiarity with the Code and their agreement to comply with it. The Code addresses such matters as conflicts of interest, confidential information, and the protection and proper use of the Corporation’s assets. The Code also includes procedures for the submissions of complaints or concerns that employees may have regarding compliance with corporate policies or applicable laws or with respect to accounting, internal control and auditing matters.

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     The Compensation Committee is responsible for monitoring compliance with the Code and for approving waivers of such standards that may be granted to employees. The Audit Committee monitors complaints regarding accounting, internal controls or auditing matters. The Board may grant waivers of compliance for the benefit of directors or executive officers in appropriate circumstances. No such waiver has been granted since the adoption of the Code and, consequently, the Corporation filed no material change reports during the last fiscal year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.
     A director or officer must disclose the nature and extent of any interest in an actual or proposed material contract or material transaction. The obligation applies whether or not the contract or transaction would ordinarily require the approval of the directors or shareholders of the Corporation and disclosure must be made, in effect, under the provisions of the Canada Business Corporations Act as soon as he becomes aware of the contract or transaction.
     The Code is available in the Corporate Governance section of our website at www.trizeccanada.com or on SEDAR at www.sedar.com.
Board Committees
     The Board has established two ongoing committees so as to facilitate the carrying out of its duties and responsibilities and meet applicable statutory and policy requirements: the Compensation, Corporate Governance and Nominating Committee and the Audit Committee. Both Committees are composed entirely of independent directors. The Corporation has no Executive Committee.
Compensation, Corporate Governance and Nominating Committee
     The Compensation Committee is responsible for all policies and practices of the Corporation relating to compensation, corporate governance and nominating matters. The committee reviews the annual compensation of the senior executives. When candidates for appointment to the Board are considered, the committee reviews the current composition of the Board and gives due consideration to qualified candidates having the appropriate variety of skills, background, geographical locations and life experience that will enhance the Board’s composition. New nominees to the Board are provided with the necessary information about the Corporation, its businesses and the factors that affect its performance so that such nominees may properly discharge their duties.
     The Compensation Committee considers methods for assessing Board and committee effectiveness and the contribution of individual directors if it considers this appropriate. To the extent that any director believes it is appropriate to engage an outside advisor in connection with that person’s role as a director, this Committee is authorized to engage special advisors at the Corporation’s expense.
     The Compensation Committee is composed entirely of independent directors. The members of the Compensation Committee are Howard L. Beck, Dr. Alan R. Hudson and Donald L. Lenz. There were two meetings of the Compensation Committee during 2005.
     The Compensation Committee has a formal charter setting out its mandate and responsibilities. The full charter of the Compensation Committee is set out in Schedule B to this Circular and is available in the Corporate Governance section of our website at www.trizeccanada.com.
Audit Committee
     The Audit Committee is established by the Board for the purpose of overseeing the accounting and financial reporting processes and audits of the financial statements of the Corporation. The Audit Committee is composed entirely of independent directors. The members of the Audit Committee are Howard L. Beck, who is also the

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Chairman of the Audit Committee, Dr. Alan R. Hudson and Donald L. Lenz. All the members of the Audit Committee are “financially literate” and have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity that can reasonably be expected to be raised by the Corporation’s financial statements. The Audit Committee met six times during the year ended December 31, 2005. The Corporation’s President, Chief Financial Officer, Controller, and Director of Financial Reporting of the Corporation, as well as representatives of the external auditors, regularly attend Audit Committee meetings.
     The Audit Committee has a formal charter setting out its mandate and responsibilities, The full charter of the Audit Committee is set out in Schedule C to this Circular and is available in the Corporate Governance section of our website at www.trizeccanada.com. The Audit Committee charter outlines, among other things, the mandate of the Audit Committee to:
•	Oversee the integrity of the Corporation’s financial statements, financial reporting process and internal controls;

•	Review the annual and interim financial statements, management’s discussion and analysis of the financial results and certain other public disclosure documents required by regulatory authorities and make recommendations to the Board regarding such statements and documents;

•	Oversee the qualifications and independence of the Corporation’s external auditors;

•	Oversee the scope of the annual audit plan;

•	Oversee the work of the Corporation’s financial officers and executives and external auditors; and

•	Provide an open avenue of communication between the external auditors, the Board and management.
     For more information concerning the Audit Committee and its members, please refer to “Audit Committee” in the Corporation’s Annual Information Form for the year ended December 31, 2005.
Assessments
     The Board conducts annual assessments of the Board’s effectiveness, the individual directors and each of its committees. To assist in its review, the Board conducts a survey of its directors. As part of the assessments, the Board or the individual committee may review its mandate and conduct reviews of applicable corporate policies.
External Communications and Disclosure Policy
     The Corporation places great emphasis on its communications with shareholders, other participants in the capital markets and the media. In keeping with the desire to provide clear and accessible information to its stakeholders and the need to do so in accordance with applicable laws, the Corporation has adopted a formal External Communications and Disclosure Policy (the “Disclosure Policy”). Pursuant to the Disclosure Policy, the Corporation provides information in public forums, and makes certain designated management spokespersons available to shareholders to hear their concerns. As well, the Corporation provides numerous other avenues, through its website and toll-free investor relations line for example, for shareholders to obtain information and to provide the Corporation with feedback. The Disclosure Policy is available in the Corporate Governance section of our website at www.trizeccanada.com.

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REPORT ON EXECUTIVE COMPENSATION
Composition of the Compensation Committee
     Trizec Canada’s executive compensation program is administered under the direction of the Compensation Committee. The current members of the Compensation Committee are Howard L. Beck, Dr. Alan R. Hudson and Donald L. Lenz. None of the members of the Compensation Committee are employees of the Corporation and all are independent directors.
Compensation Committee Procedures Regarding Executive Compensation
     The Compensation Committee is responsible for determining and administering compensation plans and policies based on individual performance, the performance of business areas for which individuals have particular responsibility and the performance of the Corporation as a whole. The Corporation’s compensation policies have been designed, are administered and are focused on providing appropriate levels of compensation for its executive officers while motivating them to deliver sustained long-term value enhancement for the Corporation and its shareholders. The Compensation Committee reports its recommendations on compensation for executive officers to the Board of Directors.
Corporate Philosophy on Compensation
     Executive compensation is designed to align the interests of management with the interests of shareholders. Trizec Canada believes that qualified and talented people, properly incentivized and motivated, are key to the success of the Corporation.
Salary, Bonuses and Other Incentives
     The Corporation’s compensation program for executive officers is composed of salary and annual incentive bonuses. Each officer’s performance, related salary level and bonus amount has been reviewed by the Chairman and Chief Executive Officer in conjunction with appropriate senior management. The resulting reviews are presented to the Compensation Committee for consideration and approval. In addition to the recommendation of the Chairman and Chief Executive Officer, the Compensation Committee bases its decisions on the individual contributions of the executive officers to the organization and the overall performance of the company.
     Base salaries of executive officers reflect the individual’s contribution to the Corporation, including performance, responsibility and experience.
     Annual incentive bonuses for executive officers reflect the individual’s performance and specific achievements accomplished during the year.
Share-Based Compensation Arrangements
     Pursuant to the Plan of Arrangement completed in May 2002 (the “Arrangement”), TrizecHahn stock options were cancelled and the holders thereof received, in consideration for each cancelled stock option, one of: (a) a Trizec Canada stock option exercisable to acquire one Trizec Canada Subordinate Voting Share; (b) a Trizec Properties stock option exercisable to acquire one share of Trizec Properties Common Stock; or (c) a Trizec Properties warrant (the “Warrant”) exercisable to acquire one share of Trizec Properties Common Stock. Whether a holder of a TrizecHahn stock option received a Trizec Canada stock option, a Trizec Properties stock option or a Warrant was determined by the compensation committee of the TrizecHahn Board generally on the basis of

Trizec Canada Inc.	10

whether they had been granted in respect of services provided by the grantee to Trizec Properties and its subsidiaries or otherwise.
     The Corporation’s 2002 Stock Option Plan (the “Plan”) was established in connection with the Arrangement. Pursuant to the Plan, options to purchase the Corporation’s Subordinate Voting Shares were granted in exchange for certain of the then outstanding TrizecHahn stock options that were cancelled in connection with the Arrangement. The grants were made to directors, officers and employees of the Corporation and its subsidiaries as well as individuals who were former employees as of the effective date of the Arrangement. The Plan does not provide for option grants other than those made pursuant to the Arrangement. The Corporation does not currently intend to adopt any other stock option plan.
     To preserve economic equivalence to the TrizecHahn stock options, the exercise price of each Trizec Canada stock option was the same as the exercise price of the TrizecHahn stock option that it replaced. Each Trizec Canada stock option granted in the Arrangement, subject to earlier termination in accordance with the Plan, expires upon the expiration of the original term of the TrizecHahn stock option it replaced.
     Each Warrant entitles the registered holder to purchase shares of Trizec Properties Common Stock at any time prior to the expiration date of such Warrant. The expiration date of each Warrant issued in replacement of an outstanding TrizecHahn stock option is identical to the expiration date of the TrizecHahn stock option that the Warrant replaced, subject to earlier expiry dates in connection with termination agreements. In order to preserve economic equivalence to the TrizecHahn stock options, the exercise price of each such Warrant is the US dollar equivalent (determined using the Cdn/US$ exchange rate prevailing on May 7, 2002) of the exercise price of the TrizecHahn stock option that such Warrant replaced. Any Warrant not exercised before its expiration date becomes void, and the rights of the holder cease. The Warrants do not entitle the holders thereof to any of the rights of holder of shares of Trizec Properties Common Stock, including the right to dividends and the right to vote at any meetings of Trizec Properties’ stockholders or at any other time at which the vote or consent of any Trizec Properties’ stockholder is sought.
     The Corporation does not currently intend to adopt any other share-based compensation arrangements in the future.
Chairman and Chief Executive Officer
     Trizec Canada’s activities, not related to Trizec Properties, are restricted under its articles to the optimization and monetization of its assets and the management of its liabilities (“net other assets”). In accordance with these restrictions, the ongoing business of the Corporation is primarily focused on maximizing net other assets and preparing for anticipated shareholder redemptions in 2007 and beyond.
     The Chairman and Chief Executive Officer’s compensation was initially set at the time of the Arrangement in the context of overseeing the Corporation’s mandate as described above. The Chairman and Chief Executive Officer’s compensation is reviewed annually by the Compensation Committee in the context of this mandate as a whole, as well as Mr. Munk’s continued contribution as to leadership in the management of the Corporation and its subsidiaries, increases in shareholder value, strategy implementation and ongoing development of the Corporation. Under Mr. Munk’s leadership, the Corporation has successfully completed its monetization plan and is now focusing on ensuring that all shareholders are treated fairly and equitably if and when they choose to redeem their shares.
     The Compensation Committee does not believe it is necessary or practical in light of this narrow mandate to assign specific weightings to more detailed criteria. In addition, given that the Corporation’s performance is predominately dependent on the performance of Trizec Properties, the Compensation Committee does not generally consider there to be a significant relationship between the Corporation’s performance as derived from its

Trizec Canada Inc.	11

interest in Trizec Properties and the compensation of the Chairman and Chief Executive Officer. While the Corporation has outperformed its expectations with respect to maximizing net other assets, no adjustment to Peter Munk’s compensation has been made or bonus determined since the Arrangement.
Submitted by the Compensation, Corporate Governance and Nominating Committee:
Howard L. Beck
Alan R. Hudson
Donald L. Lenz

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EXECUTIVE COMPENSATION
     The following table sets forth information concerning the compensation of those persons who were, as at December 31, 2005, the Corporation’s Chief Executive Officer, President and Chief Financial Officer (the “Named Executives Officers”) for services rendered by such persons to the Corporation and its subsidiaries during each of the last three financial years. The Corporation has no other officers who meet the requirements under applicable law to be included as “Named Executive Officers”. Consistent with the Corporation’s disclosure in the Annual Report, all amounts in the “Summary Compensation Table” are reported in United States dollars.
Summary Compensation Table

		Annual Compensation(1)					Long Term Compensation
							Securities under
		Salary		Bonus		Other Annual	Options Granted/	SARs Payouts	All Other
	Year	(US$)		(US$)		Compensation(2)	SARs Granted(3)	(US$)	Compensation
Name and Principal Position						(US$)	(#)		(US$)

Peter Munk	2005	1,000,000	(4)	—		—	—	—	—
Chairman and Chief Executive Officer	2004	1,000,000	(4)	—		—	—	—	—
	2003	1,000,000	(4)	—		—	—	—	—

Robert B. Wickham	2005	330,306		454,170		—	—	—	—
President	2004	288,218		391,976		—	—	—	—
	2003	232,060		428,418		—	—	—	—

Colin J. Chapin	2005	264,244		412,882		13,625	—	—	—
Senior Vice President, Chief Financial	2004	230,574		718,623	(5)	11,913	—	—	576,128	(6)
Officer and Corporate Secretary	2003	196,358		303,463		10,353	—	206,796	—
Notes:

(1)	Payments to all officers except Mr. Munk are denominated in Canadian dollars and reported at the following rates: 2005 — 1.2110; 2004 — 1.3011; and 2003 — 1.4005. Mr. Munk’s compensation is denominated in U.S. dollars and was paid to him in Canadian dollars at the following rates: 2005 — 1.1663; 2004 — 1.3025; and 2003 — 1.5730.

(2)	Perquisites and other personal benefits for Named Executive Officers do not exceed the lesser of Cdn $50,000 or 10% of total annual salary and bonus. All Other Annual Compensation consists of amounts contributed by the Corporation for Registered Retirement Savings Plan contributions.

(3)	For the purpose of this table, SARs are the entitlements granted under the stock-linked bonus plan established in November 2000 and now terminated. They were designed to provide non-U.S. recipients with the same economic result that U.S. participants received under an escrowed share grant program. Amounts shown in this column refer to options unless otherwise indicated.

(4)	Commencing May 8, 2002, Trizec Canada and Trizec Properties each paid a 50% share of Mr. Munk’s Annual Compensation. The amounts indicated reflect the total amounts paid by Trizec Canada and Trizec Properties.

(5)	This amount includes a specific project bonus of US$500,000 paid to Mr. Chapin under the terms of his December 2003 employment agreement.

(6)	In 2004, Mr. Chapin executed the option to receive payment of his severance amount pursuant to his December 2003 employment agreement.

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     The following table provides information relating to options to purchase shares exercised by the Named Executive Officers during the financial year ended December 31, 2005 and the value of any unexercised options on December 31, 2005.
Aggregated Option/SAR/Warrant Exercises during Financial Year Ended December 31, 2005 and Financial Year-End Option/SAR/Warrant Values

Value of Unexercised
		Aggregate	Unexercised			in-the-Money
	Securities	Value	Options/SARs/Warrants			Options/SARs/Warrants
	Acquired on	Realized	at December 31, 2005			at December 31, 2005(US$)
Name	Exercise	(US$)	Exercisable		Unexercisable	Exercisable	Unexercisable

Peter Munk	—	—	350,000	(1)	—	2,614,500	—
			550,000	(2)	—	646,000	—

Robert B. Wickham	—	—	—		—	—	—
Colin J. Chapin	—	—	—		—	—	—
Notes :

(1)	Amounts shown are in respect of Warrants.

(2)	Represents Trizec Canada options.
Employment Contracts
Robert Wickham
     The Corporation entered into an employment agreement with Mr. Wickham in February 2006, such agreement replacing the employment agreement of May 2003. The agreement provides that Mr. Wickham would be entitled to: (a) an annual salary of Cdn$420,000 and an annual bonus of not less than Cdn$220,000, such amounts to be subject to review on an annual basis by the Compensation Committee and adjusted each year to reflect, at a minimum, cost of living increases; (b) an annual discretionary bonus component to be determined by the Compensation Committee based upon specific accomplishments achieved during the year; and (c) a long-term incentive award of US$2,000,000 payable if the Corporation’s available cash exceeds a set amount, subject to adjustment, at the earlier of (i) the sale or distribution of all or substantially all of the Corporation’s assets, winding-up and/or or dissolution of the Corporation, and (ii) December 1, 2007.
     In the event that Mr. Wickham’s employment is terminated by the Corporation without cause or is terminated by Mr. Wickham following a change in control of the Corporation, Mr. Wickham will be entitled to (a) a payment representing pro-rated current salary and annual minimum bonus based on a predetermined schedule to a maximum of 14 months, and (b) the payment of the long-term incentive award and continuance of his benefits for a maximum period of 18 months. If Mr. Wickham voluntarily terminates his employment before December 2007, Mr. Wickham will be entitled to his salary and pro-rated minimum bonus up to the date of termination, and to continuance of his benefits for a maximum period of 18 months. In the event that Mr. Wickham’s employment is terminated with cause, Mr. Wickham will be entitled to receive payment of salary and benefits up to the date of termination.
Colin Chapin
     The Corporation entered into an employment agreement with Mr. Chapin in February 2006, such agreement replacing the employment agreement of December 2003. The agreement provides that Mr. Chapin would be entitled to: (a) an annual salary of Cdn$350,000 and an annual bonus of not less than Cdn$245,000, such amounts to be subject to review on an annual basis by the Compensation Committee and adjusted each year to reflect, at a minimum, cost of living increases; (b) an annual discretionary bonus component to be determined by the

Trizec Canada Inc.	14

Compensation Committee based upon specific accomplishments achieved during the year; and (c) a long-term incentive award of US$1,000,000 payable if the Corporation’s available cash exceeds a set amount, subject to adjustment, at the earlier of (i) the sale or distribution of all or substantially all of the Corporation’s assets, winding-up and/or or dissolution of the Corporation; and (ii) December 1, 2007.
     In the event that Mr. Chapin’s employment is terminated by the Corporation without cause or is terminated by Mr. Chapin following a change in control of the Corporation, Mr. Chapin will be entitled to (a) salary and pro-rated minimum bonus up to the date of termination, and (b) the payment of the long-term incentive award, and continuance of his benefits for a maximum period of 18 months. If Mr. Chapin voluntarily terminates his employment before December 2007, Mr. Chapin will be entitled to his salary and pro-rated minimum bonus up to the date of termination, and continuance of his benefits for a maximum period of 18 months. In the event that Mr. Chapin’s employment is terminated with cause, Mr. Chapin will be entitled to receive payment of salary and benefits up to the date of termination.
Equity Compensation Plan Information
     The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2005.

Number of securities
	Number of securities to	Weighted-average	remaining available
	be issued upon exercise	exercise price of	for future issuance
	of outstanding options,	outstanding options,	under equity
Plan Category	warrants and rights	warrants and rights	compensation plans
Equity compensation plans approved by securityholders (1)	784,042 (2)	24.33	— (3)
Equity compensation plans not approved by securityholders	—	—	—
Total	784,042		—

Notes:

(1)	The Corporation has one equity compensation plan — the 2002 Stock Option Plan.

(2)	Amounts shown are in respect of Trizec Canada subordinate voting shares.

(3)	The 2002 Stock Option Plan does not provide for option grants other than those made pursuant to the 2002 Plan of Arrangement (see “Report on Executive Compensation — Share-Based Compensation Arrangements”).
Indebtedness of Directors and Executive Officers
     No director, executive officer or senior officer of the Corporation, no proposed nominee for election as a director of the Corporation and no associate of any such director, officer or proposed nominee, is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries.
COMPENSATION OF DIRECTORS
     Non-management members of the Board of Directors receive a fee of US$1,000 for each meeting of the Board of Directors, or any committee thereof, attended by such member as well as an annual fee of US$30,000. The Chairman of the Audit Committee and the Chairman of the Compensation Committee receive an additional annual retainer of US$3,000. In 2005 the Board appointed a special committee consisting of Mr. Howard Beck, Dr. Alan Hudson and Mr. Donald Lenz (who was also Chairman of the committee) to review a proposed capital transaction which was ultimately not proceeded with. The members of the Special Committee receive a fee of

Trizec Canada Inc.	15

US$1,000 for each meeting attended, and the Chairman of the Special Committee received an additional annual retainer of US$3,000. For the year ended December 31, 2005, the total of such fees paid or payable amounted to US$186,000. In addition, the directors are reimbursed for their reasonable expenses in connection with such meetings and informal consultation.
     As at March 27, 2006, directors of the Corporation held options to purchase 679,750 Subordinate Voting Shares from the Corporation. The following directors held options to purchase Subordinate Voting Shares of the Corporation in the amounts indicated following their respective names: Howard. L. Beck, 54,750; C. William. D. Birchall, 75,000; Peter Munk, 550,000.
     In 2004, a subsidiary of the Corporation entered into a services agreement with Ranger Investments Limited to provide consulting services for a fee of US$250,000 per annum. Mr. William Birchall provided consulting services from time to time to Ranger Investments Limited. This services agreement was terminated in June 2005.
     In January 2006, a subsidiary of the Corporation entered into a service agreement with W.B. Capital Services Inc., a company controlled by William Birchall, to provide consulting services for a fee of Cdn$25,000 per month. The service agreement has an initial term of one year and the parties have the right to mutually extend the term for an additional year.
Directors’ and Officers’ Insurance and Indemnification
     During 2005, the Corporation purchased insurance for the benefit of directors and officers of the Corporation and its subsidiaries against any liability incurred by them in their capacity as directors and officers. The premium for such insurance amounted to approximately US$252,720. The policy provides coverage for the directors and officers to a limit of US$50 million in the policy year. If the Corporation becomes liable pursuant to the indemnification of directors and officers from and against any liability and cost in respect to any action or suit against them in respect of execution of their duties of office, the insurance coverage will extend to the Corporation; however, each claim will be subject to a deductible of US$250,000, except securities claims which carry a $500,000 deductible. In May 2002, the Corporation purchased a run off Directors’ and Officers’ Liability policy to cover past actions of the directors and officers as those actions relate to TrizecHahn business prior to the Arrangement. The policy has a limit of US$50 million and a one-time premium of US$1,147,500. Since exposure exists for both Trizec Canada’s and Trizec Properties’ directors and officers the cost of the policy was pro-rated, based on directors and officers exposed to risk, between the two companies. The policy expires on May 8, 2008.

Trizec Canada Inc.	16

PERFORMANCE GRAPH
     The following chart compares the total cumulative shareholder return for $100 invested in subordinate voting shares of TrizecHahn on December 31, 2000 with the total cumulative return of the S&P/TSX Composite Total Return Index (formerly the TSE 300 Composite Index) for the five most recently completed financial years assuming such subordinate voting shares were exchanged for the Corporation’s Subordinate Voting Shares in the Arrangement (assuming reinvestment of dividends). All amounts are in Canadian dollars.
     The total cumulative shareholder return for $100 invested in subordinate voting shares of TrizecHahn, where such shares were exchanged in the Arrangement for the Corporation’s Subordinate Voting Shares was $138.23 as compared with $137.85 for the S&P/TSX Composite Total Return Index.
Comparison of Cumulative Total Return for the period from December 31, 2000 to December 31, 2005

	Dec 31/00	Dec 31/01	Dec 31/02	Dec 31/03	Dec 31/04	Dec 31/05
Trizec Canada Inc.	100.00	110.87	51.90	88.19	106.83	138.23
S&P/TSX Composite Total Return Index	100.00	87.43	76.55	97.01	111.06	137.85
APPOINTMENT OF AUDITORS
     Unless otherwise instructed, the persons named in the enclosed proxy intend to vote such proxy in favour of the re-appointment of PricewaterhouseCoopers LLP as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP was initially appointed as the auditor of Trizec Canada on March 11, 2002 and prior thereto was the auditor of TrizecHahn.
     Representatives of PricewaterhouseCoopers LLP will attend the Meeting and will have the opportunity to make a statement if they desire to do so and will respond to any appropriate questions.
     The directors unanimously recommend that the shareholders vote “for” the appointment of PricewaterhouseCoopers LLP.

Trizec Canada Inc.	17

CONFIRMATION OF BY-LAW NO. 1
     On January 1, 2006, the Corporation effected a short form vertical amalgamation with a wholly-owned subsidiary. Under the Canada Business Corporations Act, the by-laws of the Corporation prior to such amalgamation do not automatically continue following the amalgamation. As such, on January 1, 2006 the Board of Directors adopted, without change, as By-law No. 1 of the Corporation, the by-laws of the Corporation as in existence immediately prior to the amalgamation.
     Adoption of by-laws of the Corporation is subject to shareholder confirmation. This Meeting has been called, in part, to consider and, if thought fit, to approve with or without variation as an ordinary resolution a resolution (the “By-law Resolution”), the text of which is set out as Schedule D hereto, confirming By-law No. 1 of the Corporation. Please visit the ‘Corporate Governance’ section of our website at www.trizeccanada.com for the complete text of By-law No. 1 or contact the Corporate Secretary at 181 Bay Street, BCE Place, Suite 3820, Toronto, Ontario M5J 2T3 to have a copy of the complete text of By-law No. 1 mailed to you.
     To be approved, this ordinary resolution must be passed by a simple majority of the votes cast at the Meeting. The directors unanimously recommend that the shareholders vote “for” the By-law Resolution. Unless instructed in the form of proxy to the contrary, proxies given pursuant to this solicitation by the management of the Corporation will be voted for the By-law Resolution.
PARTICULARS OF OTHER MATTERS
     Management knows of no other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
     No “informed person” (as that term is defined in National Instrument 51-102 Continuous Disclosure Obligations), including the directors or officers of the Corporation and the persons identified under “Principal Holders of Voting Securities”, no proposed nominee for election as a director of the Corporation, and no associate or affiliate of any of the foregoing have any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors.
INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS
     None of the directors or officers of the Corporation, no directors or officers of a body corporate that is itself an insider or a subsidiary of the Corporation, or person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercised control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing have or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Corporation’s last financial year which has materially affected or would or could materially affect the Corporation or any of its subsidiaries.

Trizec Canada Inc.	18

SHAREHOLDER PROPOSALS
     Pursuant to Section 137 of the CBCA, any notice of a shareholder proposal intended to be raised at the 2007 annual meeting of shareholders of the Corporation must be submitted to the Corporation at its registered office, to the attention of the Corporate Secretary, on or before January 27, 2007 to be considered for inclusion in the management proxy circular and statement for the 2007 annual meeting of shareholders.
     It is the position of the Corporation that shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.
ADDITIONAL INFORMATION
     Additional information relating to the Corporation is on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis for the most recently completed financial year. The Corporation will provide to any person or company, upon request to the Corporate Secretary, a copy of:
1.	its latest annual information form, together with one copy of any document, or pertinent pages of any document, incorporated therein by reference, filed with the Director of the Ontario Securities Commission under the Prompt Offering Qualification System;
2.	its comparative financial statements filed under the Securities Act (Ontario) and Management’s Discussion and Analysis for the most recently completed financial year, together with the accompanying report of the auditor, contained in its annual report; and

3.	the management information circular for its last annual and special meeting of shareholders.
DIRECTORS’ APPROVAL
     The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board of Directors of the Corporation.
Toronto, Canada, April 27, 2006.
By Order of the Board of Directors
/s/ Colin Chapin
COLIN J. CHAPIN
Corporate Secretary

Trizec Canada Inc.	19

SCHEDULE “A”
TRIZEC CANADA INC.
MANDATE OF THE BOARD OF DIRECTORS
     This mandate has been adopted by the Board of Directors to assist the Board in the exercise of its responsibilities. The Board explicitly assumes responsibility for the stewardship of Trizec Canada Inc. (the “Corporation”) as contemplated by applicable regulatory and stock exchange policies recognizing that these policies do not limit the Board’s overall stewardship responsibility or its responsibility to manage or supervise the management of the Corporation’s business and affairs. In fulfilling its responsibilities, the Board, both directly and through its various committees, shall:
Strategic Planning
1.	Oversee the strategic planning process, including, on an annual basis, reviewing and approving a strategic plan which takes into account the opportunities and risks of the business, and monitoring the implementation of the strategic plan by management and the performance of the Corporation;
Integrity of Management
2.	Take such actions as it deems necessary to satisfy itself as to the integrity of the Corporation’s Chief Executive Officer and other executive officers. The Board may delegate to the Compensation, Nominating and Corporate Governance Committee the responsibility for the development of a position description for the Chief Executive Officer (CEO) and to make recommendations to the Board on the selection, evaluation and compensation of the CEO, President, Chief Financial Officer (CFO) and other senior management;
Risk Assessment and Management
3.	Assess the principal risks of the Corporation’s business and review, approve, monitor and oversee the implementation of appropriate systems to manage those risks;
Succession Planning and Appointment, Training and Monitoring Senior Management
4.	Oversee succession planning for the Corporation, including appointing, training and monitoring senior management. In reviewing and appointing senior management, the Board will satisfy itself that the candidates possess the necessary levels of integrity, skill and experience. The Board may delegate to the Compensation, Nominating and Corporate Governance Committee responsibility to review and make recommendations to the Board with respect to succession planning;
Communications Policy
5.	Adopt a communications policy which deals with how the Corporation interacts with analysts, investors and the public. This policy will establish measures to permit material correspondence from security holders to be communicated to the Board;
Internal Control and Management Information Systems
6.	Ensure that effective systems are in place to monitor the integrity of the Corporation’s internal control and management information systems. The Board may delegate to the Audit Committee responsibility to

Trizec Canada Inc.	20

review the effectiveness of the systems and to monitor the Corporation’s internal control and management information systems; and
Approach to Corporate Governance and Governance Guidelines
7.	Develop the Corporation’s system of and overall approach to corporate governance. The Board may delegate to the Compensation, Nominating and Corporate Governance Committee responsibility to review and make recommendations to the Board regarding the content and implementation of corporate governance guidelines and principles and other related governance matters and process specifically applicable to the Corporation.
Directors’ Meetings
     Each director is expected to attend all meetings of the Board and any committees of which he is a member, except where unusual circumstances arise. A director who is unable to attend meetings in person may participate by telephone or teleconference. The Board may also take action from time to time by unanimous written consent.
     In advance of each Board and Committee meeting, members will receive the proposed agenda and other materials important to the directors’ understanding of the matters considered. Directors are expected to spend the time needed to review the materials in advance of such meetings and to actively participate in a full and frank manner in such meetings.
     The independent directors of the Corporation will meet periodically (at least once per year) in the absence of any non-independent directors.
Board Assessment
     Each director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual directors.
Contact with Analysts, Investors and the Media
     Individual directors may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Corporation. It is expected, however, that directors will do this only with the prior knowledge of the Corporation’s management, and absent unusual circumstances, only at the request of the Corporation’s management. Directors receiving inquiries from market professionals, investors, the media or others should refer them to the President, CFO, CEO or other authorized spokesperson.

Trizec Canada Inc.	21

SCHEDULE “B”
TRIZEC CANADA INC.
COMPENSATION, CORPORATE GOVERNANCE AND
NOMINATING COMMITTEE CHARTER
A. Purpose
     The purpose of the Compensation, Nominating and Corporate Governance Committee (the “Committee”) is to: (i) assist the board of directors (the “Board”) of Trizec Canada Inc. (the “Corporation”) in fulfilling its responsibilities to administer the Corporation’s compensation plans and to ensure appropriate compensation and effective incentives for the Corporation’s executive officers and directors, including, specifically, the review of the compensation of the Chief Executive Officer (the “CEO”) and the other executive officers and making reports and recommendations to the Board with respect to such compensation; (ii) assist the Board in the selection of qualified nominees to the Board; (iii) review the composition of the Board and its committees; and (iv) assist the Board in developing and establishing the Corporation’s approach to corporate governance.
B. Membership Requirements
     The Committee shall be comprised of a minimum of three independent directors. The members of the Committee shall be appointed annually by the Board and may be removed at any time by the Board. The Board will annually appoint the Chairman of the Committee.
C. Authority
     In discharging its responsibilities, the Committee shall be provided recommendations from the Corporation’s management, and shall have access to the Corporation’s management, books and records relating to compensation. The Committee shall have authority to retain outside advisors or other consultants in the Committee’s sole discretion. The Committee shall also have sole authority to approve the fees and other retention terms of such advisors or consultants and to terminate such advisors or consultants. For the purposes of this Charter, executive officers of the Corporation shall be officers at the level of Senior Vice President and above.
D. Responsibilities
     The Committee may assume such responsibilities as it deems necessary or appropriate in carrying out its purpose.
Compensation
     With respect to compensation, the Committee shall be provided recommendations from the Corporation’s management and based thereon shall:
1.	determine amounts available for bonuses pursuant to such bonus plans or formulas as the Corporation may have in effect;
2.	determine bonus awards to executive officers;

Trizec Canada Inc.	22

3.	review and approve corporate goals and objectives relevant to the CEO’s compensation (including long-term and incentive compensation), evaluate the CEO’s performance in light of those goals and objectives, and set the CEO’s compensation level based on this evaluation;
4.	review and approve compensation and terms of employment of, and incentive plans (including any equity based plans) for, the executive officers of the Corporation other than the CEO;

5.	determine compensation of members of the Board and its Committees;
6.	advise the CEO and the Board on policy matters concerning bonuses, stock options, restricted securities, compensation, terms of employment, incentive plans and all other benefits offered to employees of the Corporation; and
7.	review and approve the annual disclosure relating to executive compensation contained in the Management Information Circular of the Corporation.
Nomination
     With respect to nomination, the Committee shall generally assume responsibility for the following:
1.	making recommendations to the Board respecting the composition of the Board and criteria for selecting individual directors;

2.	making recommendations to the Board respecting future directors; and

3.	approaching and interviewing potential directors.
     In making its recommendations for nominees to the Board, the Committee shall consider the current composition of the Board and shall assess the ability of candidates to contribute to the effective management of the Corporation, taking into account the needs of the Corporation and the individual’s background, experience, perspective, skills and knowledge that are appropriate and beneficial to the Corporation.
Corporate Governance
     With respect to corporate governance, the Committee shall generally assume responsibility for developing the approach of the Corporation to matters of corporate governance and shall review and make recommendations to the Board as to all such matters. Specifically, the Committee shall:
1.	annually review the mandates of the Board and its committees and recommend to the Board such amendments to those mandates as the Committee believes are necessary or desirable;
2.	assess the effectiveness of the Board as a whole and the Committees of the Board, including considering the appropriate size of the Board;
3.	review and assess the independence of each of the directors;
4.	review on a periodic basis the composition of the Board to ensure that an appropriate number of independent directors sit on the Board;
5.	consider and, if thought appropriate, approve requests from directors or committees of directors for the engagement of special advisors from time to time;

Trizec Canada Inc.	23

6.	consider and, if thought appropriate, recommend procedures to permit the Board to meet without management present if required;
7.	approve an appropriate orientation and education program for new recruits to the Board;
8.	prepare and recommend to the Board annually a “Statement of Corporate Governance Practices” or similar report to be included in the Corporation’s annual report, information circular or other disclosure document required by law; and
9.	periodically review, and monitor compliance with, the Code of Business Conduct and Ethics, and review and approve all requests by directors or officers for waivers of the code.
Succession Planning
     The Committee shall make recommendations to the Board, as appropriate, in connection with the Corporation’s succession planning with respect to the Chief Executive Officer and other senior executive officers.
General
     The Committee shall also:
1.	regularly report to the Board its conclusions with respect to the matters that the Committee has considered;
2.	review and reassess the adequacy of this charter of the Committee annually and submit any proposed modifications to the Board for approval; and
3.	review and evaluate the Committee’s performance annually with the committee or individual designated by the Board to undertake such review.
E. Meetings
     Subject to the By-laws and resolutions of the Board, the Committee shall meet at not less than once a year at such time as the Chairman of the Committee shall designate. At such meetings, the Committee shall meet with such members of senior management as the Board shall designate, and shall separately meet in an executive session without any management present. The Committee shall keep minutes of its meetings, and all actions taken by it shall be reported to the Board.

Trizec Canada Inc.	24

SCHEDULE “C”
TRIZEC CANADA INC.
AUDIT COMMITTEE CHARTER
A. Purpose
     The purpose of the Audit Committee is to assist the board of directors (the “Board of Directors”) of Trizec Canada Inc. (the “Corporation”) in (i) fulfilling its responsibilities to oversee the Corporation’s financial reporting process, including monitoring the integrity of the Corporation’s financial statements and other financial information provided by the Corporation to any governmental body or the public and the independence and performance of the Corporation’s external auditors, (ii) monitoring the Corporation’s financial reporting process and internal controls regarding finance, accounting, legal compliance, management of financial risks and ethics that management and the Board have established, (iii) monitoring the ownership and transfer of the Corporation’s shares for the purpose of ensuring that the Corporation achieves and preserves its status as a “mutual fund corporation” for purposes of the Income Tax Act (Canada), and (iv) reviewing and approving the calculation of Net Asset Value from time to time.
     The Audit Committee’s responsibilities are those of monitoring and supervision and, in carrying out its responsibilities, the Audit Committee is not providing any expert or other special assurances as to the Corporation’s financial statements or as to the Corporation’s status as a “mutual fund corporation”. The Corporation’s executive management remains responsible for the preparation of the financial statements in accordance with generally accepted accounting principles and the Corporation’s independent auditors remain responsible for auditing those financial statements.
B. Membership Requirements
     The Audit Committee shall be comprised of that number of Directors as the Board of Directors shall determine from time to time, such numbers not to be less than three in accordance with the Corporation’s by-laws (the “By-Laws”) and in accordance with Multilateral Instrument 52-110 Audit Committees (“MI52-110”). The members of the Audit Committee, including the Chairman thereof, shall be appointed annually by the Board of Directors. If an appointment of members of the Committee is not made as prescribed, the members shall serve until they resign or their successors are appointed by the Board. Every member must be independent1 and financially literate2 (that is, able to read and understand a set of financial statements of breadth and complexity similar to the breadth and complexity of the issues expected to be raised by the Corporation’s financial statements).
     The Board shall appoint one member as the Chairperson of the Committee.
C. Authority
     In discharging its oversight responsibilities, the Audit Committee shall have unrestricted access to the Corporation’s management, the external auditors, including private meetings, as necessary or appropriate, books and records and the authority to retain outside counsel, accountants or other consultants at the Audit Committee’s sole discretion. The Audit Committee shall have the authority to communicate directly with the external auditors, to obtain advice and assistance from outside legal, accounting or other advisors in its sole discretion, at the expense of the Corporation, and set the compensation for any advisors retained.

[1]	As defined in §1.2 of the amendments to MI 52-110 Audit Committees and §1.2 of the Amendment to Companion Policy 52-110CP to MI52-110.

[2]	As defined in §1.5 of MI52-110 (which has been re-numbered §1.6 in the amendments to MI 52-110) and §4.1 of the Companion Policy 52-110CP to MI52-110.

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D. Responsibilities
     The following are the general responsibilities of the Audit Committee and are set forth only for its guidance. The Audit Committee may assume such other responsibilities as it deems necessary or appropriate in carrying out its oversight functions. The Audit Committee shall:
1.	Propose to the Board of Directors annually the independent auditors to be nominated for appointment by the shareholders, and fees for the independent auditors who shall be accountable to the Board of Directors and the Audit Committee;
2.	Be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditors regarding financial reporting;
3.	Review and, where appropriate, recommend for approval by the Board of Directors, the following:
(i)	audited annual financial statements in conjunction with the report of the external auditor;

(ii)	interim financial statements;

(iii)	annual and interim management’s discussion and analysis of financial conditions and results of operations;

(iv)	annual information form; and

(v)	all other audited or unaudited financial information contained in public disclosure documents (including, without limitation, any prospectus or other offering or public disclosure documents and financial statements required by regulatory authorities;
4.	Review and approve earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statements);
5.	Review and discuss with the independent auditors their independence and, where appropriate, recommend that the Board of Directors take appropriate action to satisfy itself as to the independence of the Corporation’s independent auditors.
6.	Consider whether the provision of services by the independent auditors not related to the audit of the annual financial statement and the review of the interim financial statements for such year is compatible with maintaining the auditors’ independence and be responsible for pre-approving or establishing procedures for pre-approving all such non-audit services;
7.	Satisfy itself that adequate procedures are in place for the review of disclosure of financial information extracted or derived from the Corporation’s financial statements (other than financial statements, MD&A and press releases which are dealt with elsewhere herein) and periodically assess the adequacy of those procedures.
8.	In consultation with the independent auditors, review the integrity of the organization’s financial reporting processes, both internal and external. Consider the independent auditors’ judgement about the quality and appropriateness, not just the acceptability, of the Corporation’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of

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aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices. Pay particular attention to complex and/or unusual transactions such as restructuring charges and derivative/ “off balance sheet” disclosures. Consider and approve, if appropriate, major changes to the Corporation’s accounting principles and practices as suggested by management with the concurrence of the independent auditors;
9.	Review, with management, legal and regulatory compliance matters including corporate securities trading policies. Review and monitor the process/guidelines established by management with respect to transactions;
10.	Review policies and procedures with respect to directors’ and officers’ expense accounts and management benefits;
11.	Meet privately with the independent auditors to review the Corporation’s accounting practices, internal accounting controls and such other matters as the Audit Committee deems appropriate;
12.	Establish procedures for the receipt, retention and treatment of complaints received by the Corporation about accounting, internal controls, disclosure controls or auditing matters and a procedure for the confidential, anonymous submission by employees of concerns regarding such matters;
13.	Review and approve the issuer’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors;
14.	Designate an appropriate officer (“Monitor”) who, with the assistance of such personnel as may be appropriate, shall monitor and enforce the ownership and transfer limitations and restrictions contained in the Corporations articles of incorporation, as amended, in order to ensure the Corporation’s continuing qualification as a “mutual fund corporation”;
15.	Review and discuss with the Monitor the contents of information requested and/or received by the Monitor in accordance with the Corporation’s policies and procedures relating to the Corporation’s status as a mutual fund corporation (the “Policies and Procedures”);
16.	Review and discuss with the Monitor any matter relating to ownership or transfer of the Corporation’s shares in violation of the Corporation’s Articles of Incorporation, as they may be amended from time to time, or any other matters of which the Monitor is required to inform the Audit Committee in accordance with the Policies and Procedures;
17.	At least annually review the performance of the Monitor to ensure that the Monitor diligently performs his or her duties in accordance with the Polices and Procedures;
18.	Periodically consider whether any changes to the Policies and Procedures may be appropriate;
19.	Regularly report to the Board of Directors its conclusions with respect to the matters that the Audit Committee has considered; and
20.	Review and reassess the adequacy of this Charter annually and submit any proposed changes to the Board of Directors for approval.

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E. Meetings
     Subject to the By-Laws and resolutions of the Board of Directors, the Audit Committee shall meet at least four times annually, or more frequently as circumstances require, at such times as the Chairman of the Committee shall designate. The Audit Committee shall fix its own rules of procedure and a majority of the members serving shall constitute a quorum. The Audit Committee shall keep minutes of its meetings and all action taken shall be reported to the Board of Directors.
     The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors to attend any or all meetings and the auditors shall otherwise receive notice of and be entitled to attend any such meeting of the Committee at the Corporation’s expense.

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SCHEDULE “D”
CONFIRMATION OF BY-LAW NO. 1
BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:
1. By-law No. 1 of the Corporation, being a by-law generally relating to the business and affairs of the Corporation, is hereby confirmed.

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